UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Amendment No. 5

Under the Securities Exchange Act of
1934

XTRA Corporation
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

984-130-10-7
(CUSIP Number)


Laurel FitzPatrick
Tiger Management L.L.C..
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

July 1, 1997
(Date of Event which Required
Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or
(4), check the following box [X].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 984-138-10-7

Item 1.  Tiger Management L.L.C.
Item 2  Check the Appropriate Box if a Member of a
Group:(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  3,143,500
Item 8.  -0-
Item 9.  3,143,500
Item 10. -0-
Item 11. 3,143,500
Item 13. 20.6%
Item 14.  IA

Cusip Number:  984-138-10-7
Item 1.  Tiger Performance L.L.C.
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  2,197,900
Item 8.  -0-
Item 9.  2,197,900
Item 10. -0-
Item 11. 2,197,900
Item 13. 14.4%
Item 14.  IA

Cusip Number:  984-138-10-7

Item 1.  Tiger Management Corporation
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  5,341,400
Item 8.  -0-
Item 9.  5,341,400
Item 10. -0-
Item 11. 5,341,400
Item 13. 35.0%
Item 14. HC, CO


Cusip Number:  984-138-10-7
Item 1.  Panther Management Company,
L.P.
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  -0-
Item 8.  -0-
Item 9.  -0-
Item 10. -0-
Item 11. -0-
Item 13. 0%
Item 14. IA PN


Cusip Number:  984-138-10-7


Item 1.  Panther Management
Corporation
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  -0-
Item 8.  -0-
Item 9.  -0-
Item 10. -0-
Item 11. -0-
Item 13. 0%
Item 14. IA CO

Item 2.  Identity and Background.

Each of PMCLP and PMC, previously "filing persons," have no beneficial ownership of the subject securities as a result of the July 1, 1997 dissolution of the Investment Entity advised by them; accordingly, they are no longer filing persons.

Item 5.  Interest in Securities of the
Issuer. (a) Each person or entity named in Item 2, is the beneficial owner of shares of Common Stock as set forth in the table below:

       (1)
                 Number of      % of
Name             Shares         Share
                                O/S
TMC              5,341,400(2)   35.0%
TMLLC            3,143,500      20.6%
TPLLC            2,197,900      14.4%
J.H.Robertson, Jr.  23,500      0.2%
Michael D. Bills       --        --
W. Gillespie Caffray   --
Robert E. Fink         --        --
O. Andreas Halvorsen   --
Chris W. Shumway       --        --


(1) The table above sets forth information as of the date of the filing of this amendment No. 5 and also corrects the percentage positions erroneously reported as a result of a clerical error in Item
5(a) of Amendment No. 4; the percentages provided on the cover pages of Amendment No. 4 were correct as of the date of the filing of that amendment. The percentages reported in this Amendment No. 5 and in Amendment No. 4 are based on the same amount outstanding.

(2) The shares and percentages shown for TMC in the above table include all of the shares and percentages in the above table shown for each of TMLLC and TPLLC.

(b) TMC has sole power to vote, direct the voting, dispose and direct the disposition of the shares beneficially owned by TMLLC and TPLLC. Mr.
Robertson, as controlling person of each of the Filing Persons may, under SEC rules, be deemed to beneficially own all the shares reported hereunder.
In addition, Mr. Robertson separately owns 0.2% of the Common Stock as previously reported under
Section 16 (a). Except to the extent he is deemed to beneficially own the shares under SEC precedent, Mr. Robertson disclaims beneficial ownership.

(c) TPLLC and TMC acquired beneficial ownership of 336,600 shares on July 1, 1997 as a result of capital contributions in kind consisting in part of the subject shares made by persons becoming limited partners of Investment Entities advised by TPLLC and TMC. These persons obtained said shares pursuant to the dissolution of the investment entity advised by PMCLP and PMC. No consideration changed hands as a result of such contributions.
(d) The Investment Entities have the right to receive dividends from, or proceeds from the sale of the shares of the Common Stock owned by them. Two of the Investment Entities, The Jaguar Fund, N.V., a
Netherland Antilles corporation advised by TMLLC
("Jaguar") and Tiger, a New York partnership, whose general partner is TPLLC each hold more than 5 percent of the class.

July 3, 1997.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


TIGER MANAGEMENT CORPORATION
/s/  Nolan Altman, Chief Financial Officer

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner
/s/  Nolan Altman, Chief Financial Officer


PANTHER MANAGEMENT CORPORATION
/s/  Nolan Altman, Chief Financial

Officer JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this Amendment No. 5 to
Schedule 13D dated July 3, 1997 relating to shares of common stock of XTRA Corporation shall be filed on behalf of the undersigned.

TIGER MANAGEMENT CORPORATION
/s/  Nolan Altman, Chief Financial Officer

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial Officer

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its General
Partner /s/  Nolan Altman, Chief Financial
Officer

PANTHER MANAGEMENT CORPORATION
/s/  Nolan Altman, Chief Financial

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95